KINGSWOOD CAPITAL MARKETS

Division of Benchmark Investments, Inc.

17 Battery Place, Suite 625

New York, New York 10004

April 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Nick Lamparski, Esq.

Re:	Withdrawal of Request for Acceleration of Effective Date Protagenic Therapeutics, Inc. Registration Statement on Form S-l File No. 333-253006

Ladies and Gentlemen:

On April 21, 2021, we, as the Representative of the underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-253006) so that it may be declared effective on April 22, 2021, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. Protagenic Therapeutics, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

KINGSWOOD CAPITAL MARKETS, division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal